Exhibit 99.1

The9 Signed a Definitive Share Purchase Agreement to Invest in AI Unmanned Retail Store Platform KuaiJin

Shanghai, China, May 20, 2024

The9 Limited (Nasdaq: NCTY) (“The9”), an established Internet company, today announced that it signed a definitive share purchase agreement (the “Agreement”) with Kuaijin Shidai (Xiamen) Technology Co., Ltd. (“KuaiJin”), a company operating unmanned retail store platform in China, to purchase 15% of KuaiJin by cash and issuance of The9’s restricted shares. The9 is also granted a purchase option to purchase up to 51% of the total shares of KuaiJin. The purchase option is exercisable within 2 years and will be based on KuaiJin’s valuation at US$60 million.

KuaiJin provides standardized cost-effective solution to retail stores in China. Within 48 hours, traditional retail stores can be transformed into AI unmanned retail store by installation of KuaiJin hardware and software. The AI unmanned retail stores can be opened 24 hours a day, 7 days a week, under the monitor of AI-powered 360-degree surveillance cameras. After such transformation, the payroll cost will be significantly reduced. The chance of getting shoplifting will also be reduced. Profit of the retail stores will be increased accordingly. Due to this clear business model, KuaiJin has already transformed more than 500 retail shops in more than 100 cities in China.

Pursuant to the Agreement, The9 will pay cash consideration of US$1.5 million and will issue 318,448,800 restricted Class A ordinary shares (equivalent to 1,061,496 ADSs) to KuaiJin. The restricted Class A ordinary shares to be issued to KuaiJin will be subject to lock-up conditions and will only be released according to the following schedule: (i) when the market capitalization of The9 reaches US$200 million, 20,940,900 Class A ordinary shares (equivalent to 69,803 ADSs) of The9 will be released from the lock-up; (ii) when the market capitalization of The9 reaches US$500 million, 1,894,800 Class A ordinary shares (equivalent to 27,921 ADSs) of The9 will be released from the lock-up, and (iii) when the market capitalization of The9 reaches US$1 billion, 4,188,300 Class A Ordinary shares (equivalent to 13,961 ADSs) of The9 will be released from the lock-up. The rest of the restricted shares shall be released from the lock-up when either of the following conditions are met: KuaiJin completes a qualified IPO and its shares owned by The9 become freely tradable in the open market; or if and when the The9 exercises its purchase option and, as a result, holds a minimum 51% of the then total share capital of KuaiJin.

“There are more than 5 million retail stores in China alone around the world. These small retail stores are like capillaries, distributed in the streets and alleys of cities, and together they form a huge offline real-time retail network. They are indispensable business format in the daily life of most people. However, millions of small retail store owners and operators have long been faced with the problem of not having the freedom to expand their businesses since they need to guard the store. On the other hand, with the high popularity of mobile payments in China nowadays, the checkout actions in retail stores have become extremely standard and simple. In this context, the low-cost intelligent transformation solution provided by Kuaijin effectively solves the storekeeping problem. It uses intelligent hardware and AI to replace manual storekeeping. It can especially free up the operators’ time at night, so that the retail stores can be open 24 hours a day throughout the year without having to stay up late to guard the store. More importantly, through AI-empowered transformation, data on customers, products, locations and financials will no longer be scattered and difficult to collect, data can truly be capitalized. In the past, fast-moving consumer product brands hired a large number of offline service personnel to maintain customer sentiment in small retail stores to ensure effective display and sales of products, which was costly and inefficient. It is extremely difficult for brands to conduct data analysis or implement marketing activities for millions of stores with different operators. This is precisely the reason why the channel value of small retail stores has been limited for a long time. However, for the small retail stores cooperating with Kuaijin, customers' entry, purchase, settlement, and departure are all served through in-store hardware and AI. Customers’ behaviors are fully digitized without the need of changing the traditional consumer shopping process. On this basis, Kuaijin can effectively implement brand marketing plan such as promotion activities and new product recommendations. The membership system, AI customer service and video algorithms continuously collect and analyze huge amount of data collected. We can then continuously train algorithms by machine learning and fully embrace GenAI. With The9’s investment, Kuaijin can leverage The9's experience in different GenAI business applications to help improving the GenAI capabilities of Kuaijin's platform. Kuaijin is keen to expand service scenarios, improve service experience, and create future AI retail stores recognized by store owners and operators, consumers, and brands,” said Mr. JiaPao Wu, founder of KuaiJin.

As of the date hereof, the total number of issued and outstanding shares of The9 is 1,993,729,927 (equivalent to 6,645,766 ADSs), being the sum of 1,980,122,593 Class A ordinary shares and 13,607,334 Class B ordinary shares.

Safe Harbor Statement

This current report contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond The9’s control. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The9’s goal and strategies; The9’s expansion plans; The9’s future business development, financial condition and results of operations; The9’s expectations regarding demand for, and market acceptance of, its products and services; The9’s expectations regarding keeping and strengthening its relationships with business partners it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in The9’s filings with the SEC. All information provided in this current report is as of the date hereof, and The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

The9 Limited

17 Floor,

No. 130, Wu Song Road,

Hong Kou District,

Shanghai 200080, PRC

About The9 Limited

The9 Limited (The9) is an Internet company listed on Nasdaq in 2004. The9 aims to become a global diversified high-tech Internet company, and is engaged in blockchain business including the operation of cryptocurrency mining. The9 is also stepping into AI application business in different industries.

Investor Relations Contact

Ms. Rebecca Cai
Investor Relations Specialist
The9 Limited
Tel: +86 (21) 6108-6080
Email: IR@corp.the9.com

Website: www.the9.com